FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 001-15276

Banco Itaú Holding Financeira S.A.
(Itau Holding Financing Bank S.A.)
(Translation of Registrant's name into English)

Rua Boa Vista, 176
01014-919 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b):
82-___________________.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2006

Banco Itaú Holding Financeira S.A. (Registrant)

By:	/s/ Alfredo Egydio Setubal
Name: Alfredo Egydio Setubal Title: Investor Relations Officer

By:	/s/ Silvio Aparecido de Carvalho
Name: Silvio Aparecido de Carvalho Title: Chief Accounting Officer

EXHIBIT INDEX

99.1	Exhibit 99.1 - Minutes of the Meeting of the Fiscal Council of May 5, 2006 - Approval of the First Quarter 2006 Financial Statements.

99.2	Exhibit 99.2 - Minutes of the Meeting of the Board of Directors of May 8, 2006 - Activities of Board Committees and Review of Financial Statements for the First Quarter of 2006.

99.3	Exhibit 99.3 - Minutes of the Meeting of the Board of Directors of May 8, 2006 - Appointment of Chairman and Vice Chairman, Members of Commitees and Executive Officers.

99.4	Exhibit 99.4 - Minutes of the Meeting of the Board of Directors of May 8, 2006 - Certain Matters relating to Comittees and Approval of Charters.

99.5	Exhibit 99.5 - Minutes of the Meeting of the Board of Directors of May 8, 2006 - Approval of Internal Charter of the Board of Directors.

99.6	Exhibit 99.6 - Information on the Results for the First Quarter 2006.

99.7	Exhibit 99.7 - Announcement to the Market - Trading of Own Shares for Treasury - April 2006.